Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-153582 on Form S-8 of our reports dated May 5, 2009, relating to the consolidated financial statements of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption ofthe recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”) and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Company for the year ended December 31,2008.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

May 5, 2009